SECOND AMENDED AND RESTATED

PROJECT SERVICES AGREEMENT

by and between

SEECO, INC.

And

Schlumberger Technology Corporation

Dated

October 31, 2011

For Project DeSoto (Fayetteville Shale Play)

In the State of Arkansas

Page

1.

INTRODUCTION

[ 1 ]

2.

DEFINITIONS

[ 1 ]

3.

AGREEMENT/TERMS

[ 2 ]

4.

PROJECT ORGANIZATION

[ 5 ]

5.

GENERAL TERMS AND CONDITIONS

[ 5 ]

6.

CONFIDENTIAL INFORMATION

[ 7 ]

7.

MISCELLANEOUS PROVISIONS

[ 8 ]

8.

REASONABLENESS

[ 9 ]

9.

CORPORATE POWER AND AUTHORITY

[ 9 ]

EXHIBIT A:

MASTER SERVICE AGREEMENT

[ 11 ]

EXHIBIT B :

RAW MATERIALS

[ 18 ]

EXHIBIT C:

SLB SUBSIDIARIES

[ 19 ]

1.

INTRODUCTION

This SECOND AMENDED AND RESTATED PROJECT SERVICES AGREEMENT (the “Agreement”) is entered into as of the 31st day of October, 2011, between Schlumberger Technology Corporation (“SLB”) and SEECO, INC. (“ SEECO ”).  SLB and SEECO may hereinafter be referred to collectively as the “Parties” or individually as a “Party” and as of the Effective Date (as defined below) shall supersede in its entirety that certain Amended and Restated Project Services Agreement by and between SLB and SEECO dated as of February 16, 2009 (the “Amended and Restated Project Services Agreement”).

WHEREAS, SEECO and SLB desire to continue to work with each other with respect to the Fayetteville Shale project (the “ Project ”) in the Project Area (as defined below), in order to further their respective commercial objectives and most efficient ly use equipment, personnel, know-how and other technology; and

WHEREAS, SEECO and SLB wish to amend certain of the terms and conditions set forth in the Amended and Restated Project Services Agreement to reflect current economic circumstances and each party’s current needs.

NOW, THEREFORE, in consideration of the mutual promises, conditions and agreements herein contained, the sufficiency of which is hereby acknowledged, the Parties agree as follows.

2.

DEFINITIONS

The following definitions are provided to clarify any potentially ambiguous terms used commonly in the oilfield industry in order to ensure clear understanding of this Agreement.

2.1

“Agreement” means this Project Services Agreement between SEECO and SLB including the Exhibits attached hereto or referred to herein.

2.2

“Oilfield Services” means services, materials and supplies provided by SLB to SEECO including but not limited to Open Hole Logging Services, Cased Hole Wireline Services, Data Services, Cementing Services, Stimulation Services, Coiled Tubing Services, Data and Consulting Services, Directional Drilling Services, Testing Services, Artificial Lift and Information Technology Services; provided, however, that SEECO shall have the right to independently secure Raw Materials , as more particularly described on “Exhibit B” , from other suppliers required for or relating to such services.

2.3

“Key Services” means the services provided by SLB that utilize technologies, techniques, and products that are proprietary to SLB.

2.4

“Data and Consulting Services” means the data consulting services, including but not limited to, Computed Log Products, Petrophysical Analysis, Geologic Interpretation, PowerSTIM (Completion Optimization), ShaleGAS Reservoir Simulation, Reserve Analysis, and Field Modeling.

2.5

“Joint Leadership Team” or “JLT” means the Joint Leadership Team as described more fully in Section 4.1 herein.

2.6

“Raw Materials” means materials and products set forth on “Exhibit B ” to this Agreement.

2.7

“Committed SLB Resources ” means the personnel and/or equipment, including technical support, to be committed by SLB to the Project, which at a minimum shall be those resources which are reasonable and necessary to meet SEECO’s requirements.

2.8

“MSA” means the Services Agreement between Southwestern Energy Production Company, SEECO, Inc. and Schlumberger Technology Corporation dated January 3rd, 2002 , a copy of which is attached hereto as “Exhibit A” , as the same may be amended or supplemented from time to time or superseded in its entirety by a replacement services agreement.  Except as otherwise provided herein, the MSA is incorporated herein by reference for all purposes and is made a part of this Agreement.

2.9

“Project Area” shall mean and include Johnson, Hope, Conway, Faulkner, Van Buren, Cleburne and White Counties in the State of Arkansas.

2.10

“Effective Date” means January 1, 2011.

2.11

“SWN-SLB Enterprise Agreement” means that certain enterprise pricing agreement between Southwestern Energy Company and SLB dated October 31, 2011.

2.12

“SLB Subsidiaries” shall mean and include all of the entities in which SLB  or its U.S. affiliates directly or indirectly holds an interest and which also provide Oilfield Services to SEECO.   Exhibit C sets forth such entities and the percentage of ownership and/or economic interests (whichever is higher, the Ownership Percentage”) of SLB or its U.S. affiliates as of the date hereof and such Exhibit shall be amended by SLB to reflect any changes, including, without limitation, increases or decreases in ownership or economic interest percentages, investments in or acquisitions of additional entities.

3.

COMMITMENTS AND TERMS

3.1

Subject Matter and Purpose.   Except as otherwise provided herein, SLB will provide Oilfield Services and Key Services for the Project and SEECO agrees to purchase Oilfield Services from SLB in the amounts described in Section 3.2 below.  It is contemplated that situations will arise during the Term of this Agreement that are not specifically covered herein.  In the event these situations do arise, the Parties agree, in the spirit of cooperation, to use all commercially reasonable efforts to resolve such situations.

3.2

SEECO Commitments.

(a)

Except as set forth below, during the Term of this Agreement, SEECO agrees to utilize SLB to provide for no less than 40%, and at SEECO’s sole discretion, up to 60%, of SEECO’s requirements with respect to the following services in the Project Area (as modified from time to time as contemplated in this Section 3.2, collectively, the “Utilization Percentage”):  (i) Cased Hole Logging services; (ii) Open Hole Logging services; (iii) Cementing services; (iv) Stimulation services; (v) Coiled Tubing services; (vi) Data and Consulting services and (vii) Tubing Conveyed Perforating (TCP).  The foregoing services are referred to collectively as the “Designated Oilfield Services”.

 (b)

For purposes of calculating the foregoing percentage, it is understood and agreed that SEECO shall be credited with:

(i)

100% of all applicable expenditures relating to the Designated Oilfield Services made in favor of SLB or any of the SLB Subsidiaries that is wholly owned with respect to each well operated by SEECO in the Project Area;

(ii)

100% of the amounts paid by SEECO for any Designated Oilfield Services provided by a third party in accordance with paragraph (c) of this Section 3.2.; and

(iii)

a percentage of all applicable expenditures relating to the Designated Oilfield Services made in favor of any of the SLB Subsidiaries that is not wholly owned equal to the Ownership Percentage with respect to each well operated by SEECO in the Project Area.

(c)

Upon the occurrence of any of the following events, even if the Utilization Percentage has not been met, SEECO shall have the right to obtain the Designated Oilfield Services from one or more third parties;

(i)

SLB is not able to provide a level of the Designated Oilfield Services sufficient to meet SEECO’s needs for the Project;

(ii)

A third-party vendor is able to provide new technologies and techniques that SEECO desires to employ in the Project Area and SLB is unable to provide such technologies and techniques at a comparable price; or

(iii)

SLB is in breach of its obligations under this Agreement or any other agreement between SLB and SEECO and such breach has not been cured within the 30-day period following the date upon which SEECO notifies SLB of any such breach.

Prior to the utilization of a third party to provide the Designated Oilfield Services to SEECO in accordance with clauses (i) or (ii) of this Section 3.2(c), SEECO will provide thirty (30) days advance notice to SLB, provided , however , that only reasonable advance notice is required in the event the circumstances giving rise to SEECO’s utilization of a third party are both urgent and immediate.  If the urgency and immediacy of the need does not allow for any advance notice to SLB, SEECO will notify SLB no more than three (3) business days after the engagement of such third party.

Each notice provided under this Section 3.2(c) with respect to clauses (i) or (ii) will be in writing and state (1) the basis for the utilization of the third party and (2) to the extent known, the expected term of any agreements entered into for the provision of the Services which would have otherwise been provided by SLB under this Agreement.  Each notice provided under this Section 3.2(c) with respect to clause (iii) will be in writing and describe the nature of the breach.  It is understood and agreed that any notice provided by SEECO pursuant to this Section 3.2(c) with respect to a breach under this Agreement or any other agreement with SLB shall not constitute a waiver by SEECO of such breach and SEECO shall be entitled to avail itself of all actions, claims and other remedies for such breach whether in contract, equity or at law .

SEECO will use commercially reasonable efforts to limit the duration of utilization of a third party in accordance with this Section 3.2(c) to the time period during which the situation is expected to continue to exist. Notwithstanding the foregoing, the term for third party services to be utilized in lieu of SLB Key Services and/or Oilfield Services pursuant to this Section 3.2 shall not exceed one year unless the parties are unable to agree to a reasonable remedy to correct the situation.  If a reasonable remedy cannot be agreed upon, it is understood and agreed that SEECO shall have the right to proportionately reduce the Utilization Percentage to address the service deficiency, and enter into a third party contract with a term greater than one year if necessary to obtain commercially reasonable pricing, terms and conditions.

It is understood and agreed that the foregoing notice requirements and limitations do not apply to SEECO’s requirements above the Utilization Percentage.

The parties agree that neither this Agreement nor any other agreement precludes SEECO from obtaining Key Services and/or Oilfield Services with respect to SEECO’s remaining requirements for the Project, within the Project Area or otherwise from any third party, nor does this Agreement preclude SEECO from obtaining Key Services and/or Oilfield Services from third-party companies or individuals outside of the Project Area.

(d)

To the extent that the provisions of this Section 3.2 conflict with the provisions of the MSA, the provisions of this Section 3.2 shall control.

3.3

SLB Commitments.

(a)

In return for the foregoing contractual commitments from SEECO , SLB agrees :

(i)

to provide the Committed SLB Resources to SEECO as required to perform the Key Services and the Oilfield Services hereunder on a priority basis.  The priority of Key Services and the Oilfield Services provided by SLB to SEECO hereunder shall be determined based on the level of SEECO’s commitment and expenditures as compared with the level of commitments and expenditures of other customers in the Midcontinent Basin, and SEECO shall receive priority treatment over all customers whose year-to-date commitment and expenditures are lower than those of SEECO;

(ii)

to furnish trained and experienced personnel sufficient in number and with appropriate qualifications to perform Key Services and the Oilfield Services hereunder, and SLB agrees that the technical and operational competency of the personnel employed by SLB to provide Key Services and the Oilfield Services hereunder shall equal or exceed the technical and operational competency of the personnel that provided such Key Services and Oilfield Services to SEECO as of the Effective Date as reflected in the performance score cards and other performance evaluation measures;

(iii)

that all Key Services and Oilfield Services provided to SEECO hereunder shall receive competitive pricing based on the rates charged for such services to Midcontinent Basin customers or such other pricing as shall be required under the SWN-SLB Enterprise Agreement;

(iv)

Notwithstanding anything to the contrary herein or in the MSA, SLB agrees to provide such information, execute such documents and other instruments and take such further actions as may be reasonably requested by the SWN Parties in connection with the provision by the SWN Parties of information to governmental authorities or other parties with respect to Key Services and the Oilfield Services provided by SLB hereunder, including but not limited to the provision of detailed information regarding the chemicals utilized by SLB in such Key Services and Oilfield Services; provided, however, that the SWN Parties may not request that SLB provide information unless such information is required by law to be disclosed in at least one jurisdiction in which any of the SWN Parties operate.

(b)

To the extent that the provisions of this Section 3.3 conflict with the provisions of the MSA, the provisions of this Section 3.3 shall control.

3.4

Term.  This Agreement shall remain in force and effect for two (2) years from the Effective Date of this Agreement (the “Term”).   To the extent that this provision conflicts with the provisions of the MSA, this provision shall control.

3.5

Participation. It is the stated policy of SLB not to take any equity interest in production or the reserves associated therewith or other property of SEECO in consideration for providing the Oilfield Services.  The sole compensation to SLB for its services hereunder shall be the amounts due to SLB for the performance of services or otherwise in accordance with the terms of this Agreement.

4.

PROJECT ORGANIZATION

4.1

Joint Leadership Team.  The Parties shall establish the JLT, which shall be comprised of an equal number of members of management from each of SLB and SEECO who are directly associated with the Project, which in no event shall be fewer than two (2) from each Party.  The JLT shall convene periodically at such times as may be agreed upon by the members of the JLT for the purpose of fulfilling its functions and responsibilities.  In no event shall the JLT meet less than once each calendar quarter, with the first such meeting to be held not later than thirty (30) days after the Effective Date of this Agreement.   A majority of the JLT members must be present in order for the JLT to convene a meeting and the approval of a majority of all of the members of the JLT shall be required to take any action.  Members of the JLT may be substituted by either Party at any time or from time to time upon prior written notice to the other Party.  No action amending this Agreement or significantly modifying a Party’s rights or obligations hereunder shall be binding unless such action has been approved in writing by an officer of such Party with due authority to take such action.  The JLT will have the following functions and responsibilities:

a)

To resolve conflicts with respect to the provision of services hereunder ;

b)

To assess and recommend appropriate actions to optimize the performance of the Project;

c)

To increase the number of JLT members required from each Party and to establish any technical expertise requirements for JLT members;

d)

To approve the minutes of each JLT meeting within ten (10) days of the date of each such meeting ;

e)

To identify potential joint research and development or technology development projects, which shall be subject to a separate agreement between the Parties; and

f)

To monitor the Project and to insure compliance with the requirements for timely service delivery and efficient equipment utilization.

The JLT will negotiate in good faith for a period of thirty (30) days to resolve any disputed issue which cannot be agreed upon by a majority of the JLT.  If the JLT is unable to resolve the disputed issue within said 30-day period, then both Parties shall set forth the disputed issue in writing and thereafter follow the Dispute Resolution Process as set forth in Section 5.5(ii) and thereafter.

5.

GENERAL TERMS AND CONDITIONS

5.1

Applicability of MSA Provisions.  The Parties agree that, unless otherwise provided herein, the provision of any services or intellectual resources pursuant to this Agreement and/or the sale of goods or Oilfield Services by SLB in connection with this Agreement shall be governed by the terms and conditions contained in the MSA.   To the extent that any term or condition set forth in

the MSA is not addressed in this Agreement, the MSA shall apply to the Key Services and the Oilfield Services provided hereunder as though the MSA was entered into between SLB and SEECO .  Furthermore, for the purpose of this Agreement, the defined term “Owner” in the MSA shall have the meaning ascribed herein for “SEECO” and likewise the term “Contractor” shall mean “SLB”.

5.2

Indemnification and Insurance.  To the extent that any indemnity and insurance requirements are extended by either Party in the MSA, it is agreed that, for the purposes of this Agreement, such indemnities and insurance requirements shall apply to this Agreement.  Except in the case of Articles 3, 5 and 6 of this Agreement, and unless otherwise provided herein, to the extent that any term or condition set forth in the MSA conflicts with the provisions of this Agreement, the provisions of th e ~~MSA~~ shall control.

5.3

Service Payments. Payments for all Key and Oilfield Services performed by SLB on the Project shall be made as provided in Article 3 of the MSA .  Section 3.5 of the MSA provides that “Owner shall pay approved amounts due within thirty (30) days after Owner’s receipt of a true and valid invoice from Contractor at the billing address specified by Owner, subject to the provisions in subparagraph 3.6 of [the MSA]”.

5.4

Termination by the Parties; Effect of Termination.

(a)

Each Party shall have the right to terminate this Agreement immediately under the following conditions:

(i)

If the other Party materially breaches one or more of its obligations contained in this Agreement and such material breach is not cured within thirty (30) days ; or

(ii)

If the other Party (i) institutes a proceeding seeking to adjudicate it bankrupt, (ii) is subject to proceedings for liquidation , reorganization, winding up or dissolution, (ii) ceases to carry on its business or activities in the normal course , (iv) becomes unable to pay its debts as they become due or (v) makes an assignment for the benefit of creditors or applies for, seeks, consents to or acquiesces in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official .

(b)

SEECO shall have the right to terminate this Agreement if (i) SLB breaches the SWN-SLB Enterprise Agreement and such breach is not cured within thirty (30) days or (ii) SLB terminates the SWN-SLB Enterprise Agreement.

(c)

If this Agreement is terminated under Section 5.4(a) or (b), all further obligations of the Parties under this Agreement will immediately terminate without further liability or obligation to the other Party except that the confidentiality provisions contained in Article 6 shall survive the termination of this Agreement and remain in full force and effect for a period of two (2) years.

5.5

Dispute Resolution Process.  In the event that a dispute arises between the Parties with respect to the terms and provisions of this Agreement or in the event that a dispute arises with respect to the performance by either or both of the Parties of their obligations under this Agreement, and the Parties are unable to come to a good faith agreement to resolve such dispute, (i) the dispute shall be submitted first to the JLT for discussion and resolution; and (ii) if the JLT is unable to resolve the dispute between the Parties within the 30-day period following the presentation of the dispute to the JLT, the provisions of the MSA regarding mediation and arbitration shall control .  In the event the mediation and arbitration pursuant to the MSA is not successful in resolving the dispute, then the Parties may resort to any means deemed appropriate in order to resolve the dispute, including litigation.  If either Party resorts to litigation regarding a dispute, then all litigation regarding said dispute shall be brought in the applicable State District Court, Federal District Court, or other appropriate court sitting in Harris County, State of Texas, which court(s) shall have exclusive jurisdiction of all matters concerning, arising or relating to this Agreement or performance hereunder.  The Parties hereby waive all venue objections they may have to the resolution of disputes in such courts.

6.

CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

6.1

“Confidential Information” means (a) the terms and provisions of this Agreement, including all Exhibits; and (b) all other non-public information in the possession or under the control of a Party relating to the other Party or the other Party’s business operations that was obtained from or made available by the other Party in connection with this Agreement and/or the MSA and that a Party considers confidential and proprietary information or data including, but not limited to, seismic records and tapes, interpreted well logs or maps or engineering data, financial information relating to the Project and certain non-proprietary seismic data licensed from third parties which impose various restrictions and limitations on the owner of such license to use, disclose and/or display such data relating to certain portions of the Project Area but does not include information which:

(a)

was publicly available before disclosure to the other Party; or

(b)

enters the public domain after disclosure to other Party except where such entry is the result of breach by other Party of this Agreement; or

(c)

was already in other Party's possession prior to disclosure and was not then subject to an obligation of confidence; or

(d)

is disclosed to other Party by a third party having a lawful right to do so; or

(e)

is independently developed by the Party without utilization of the Confidential Information of the disclosing Party .

Except for any disclosure required in connection with any filing required by the Securities and Exchange Commission (the “SEC”) or as otherwise required by applicable law, each Party will treat Confidential Information obtained pursuant to this Agreement as proprietary, and will ensure that any employee, contractor or any other third-party working for such Party will not divulge such Confidential Information to any person or entity without the prior written consent of the disclosing Party. To the extent feasible, a recipient Party will obtain confidentiality agreements from each employee, contractor and any other third-parties engaged by that Party.  A Party shall ensure that employees, contractors and other third-parties will not use any such Confidential Information except in connection with the Project and will not disclose details of the Project to any third party except to those who are to perform services under this Agreement, and then only to the extent that it is required to perform the particular portion of the Project.  Each Party will take all reasonably necessary precautions to safeguard from disclosure any documents containing Confidential Information.  SLB understands and agrees that it will be necessary for Southwestern Energy Company, SEECO’s parent company, to disclose and file this Agreement with the SEC.

6.2

Except as expressly provided herein, this Agreement does not give either Party any ownership rights or interest in the other Party’s Confidential Information, technology, inventions, patents, trademarks, trade names or copyrights. All underlying methodology utilized by the Parties which was created and/or developed by either prior to or after the Effective Date of this Agreement and utilized in the course of performing engagements pursuant to this Agreement shall not become the property of the other.

6.3

In the event of breach or threatened breach by one Party or its employees of the provisions of this Article 6, the other Party shall be entitled to an injunction or judicial order equivalent thereto restraining the first Party or its employees from using or disclosing, in whole or in part, such Confidential Information.  Nothing herein shall be construed as prohibiting any Party from pursuing any other remedies available to it for such breach or threatened breach, including recovery of damages from the other Party.

6.4

Nothing in this Agreement shall prevent the Parties from disclosing the Confidential Information to the minimum extent necessary in order to respond to a request from their accountants or a proper request by any Federal, state or local commission, agency or court, or as may be required for reporting or internal purposes.  The Parties agree that if any legal proceeding, including a subpoena or discovery request, is brought which might result in the information described above being disclosed to any person or entity, prior to any disclosure of the information, the other Party will be promptly notified and both Parties will work together to obtain a protective order or similar protection limiting the disclosure to the requesting party and preventing disclosures to third parties.

7.

MISCELLANEOUS PROVISIONS

7.1

Amendment; Entire Agreement; No Waiver. No modification of this Agreement shall be of any force or effect unless in writing and signed by an authorized signatory of both Parties; provided, however, that Exhibit C to this Agreement shall be deemed to be amended as necessary to accurately reflect the SLB Subsidiaries.  This Agreement, together with the MSA, any service orders, service requests, and the Exhibits attached hereto, constitutes the entire understanding between the Parties with respect to the subject matter hereof and , with the exception of the MSA, supersedes all prior agreements, negotiations and discussions of the Parties in relation to its contents.  Failure to enforce any or all of the terms and conditions of this Agreement in a particular instance or instances shall not constitute a waiver thereof.  It is understood and agreed that SEECO is a third party beneficiary under the SWN-SLB Enterprise Agreement and has the right to assert and enforce such agreement on its own behalf.

7.2

No Partnership Or Joint Venture.  It is understood that nothing in this Agreement shall create a partnership or joint venture between the Parties hereto and neither Party shall enter into or have authority to enter into any engagement, or make any representation or warranty or commitment on behalf of, or otherwise bind or obligate the other Party hereto in any manner.  SLB and SEECO shall remain as independent contractors, in accordance with the terms and provisions of this Agreement.

7.3

Governing Law; Severability; Savings Clause.  This Agreement shall be governed by the laws of the State of Texas, without regard to the conflict of laws provisions thereof.  If any provision of this Agreement (other than with respect to pricing or committed resources) is held to be unenforceable, this Agreement will be deemed to be amended to the extent necessary to make it enforceable, or, if necessary, this Agreement will be deemed to be amended to delete the unenforceable provision or portion thereof. In the event any provision is deleted or amended, the remaining provisions will remain in full force and effect.  In the event any provision of this Agreement with respect to committed resources is deleted or amended pursuant to this Section, the Parties shall take steps to modify this Agreement such that the obligations of the Parties with respect to committed resources are consistent with the intent of the Parties expressed herein and enforceable under applicable law.  Both Parties agree that the exculpatory, indemnification and hold harmless provisions herein, or in the MSA which are incorporated herein by reference, shall be modified or altered only insofar as required by a jurisdiction purporting to limit such provisions, it being the intention of both Parties to enforce to the fullest extent all terms and conditions herein agreed to.

7.4

Government Approvals.  From and after the execution hereof, each of the Parties hereto, without further consideration, shall use its best efforts to execute, deliver, submit, gain approvals of, and record, or cause to be executed, delivered, submitted, and recorded, good and sufficient permits, designations of operator forms, other regulatory documents and instruments, as applicable, and take such other action as may be reasonably required to carry out the purposes of this Agreement and to give effect to the covenants, stipulations and obligations of the Parties hereto.

7.5

Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one agreement.

7.6

Construction.  This Agreement was drafted jointly by the Parties, and no presumption shall operate in favor of or against any Party as a result of any responsibility that any Party may have had in drafting this Agreement or any part thereof.

7.7

Publicity.  Except as permitted under Article 6 of this Agreement, neither Party may advertise or publish the fact that the parties have entered into an Agreement, publish the details of this Agreement, nor use the other Party’s name in any advertisement, publication, brochure or website without the express written approval of that Party.

8.

REASONABLENESS

8.1

Each of the Parties undertakes to perform all of its duties required under this Agreement in good faith.

9.

CORPORATE POWER AND AUTHORITY

9.1

Each of the Parties represents and warrants to the other that it has full power to enter into and perform its obligations under this Agreement and that, when executed, this Agreement will constitute such Party's legal, valid and binding obligations in accordance with its terms.

9.2

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns.  Neither Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

IN WITNESS WHEREOF, this Agreement is executed as of the date first written above, but is effective as of the Effective Date.

SEECO, INC.	Schlumberger Technology Corporation
Address: 2350 N. Sam Houston Parkway E., Suite 125 Houston, Texas 77032	Address: 1325 S. Dairy Ashford Houston, Texas 77077
By: /s/ Alan Stubblefield_________________	By: /s/ Amerino Gatti_____________________
Name: Alan Stubblefield	Name: Amerino Gatti
Title: Senior Vice President, Operations	Title: VP - Reservoir Production Group, North America Land

EXHIBIT A: MASTER SERVICE AGREEMENT DATED JANUARY 3, 2002

EXHIBIT B – RAW MATERIALS

The Raw Materials shall include, but not be limited to the following:

•

•

Sand

•

Cement

•

Manufactured Proppants

•

Hydrochloric Acid

•

Nitrogen

•

Any and all other non-proprietary materials or products utilized in the provision of the Oilfield Services

EXHIBIT “C” – SLB SUBSIDIARIES

Subsidiary	Ownership % by STC
NExT, LLC	50%
IndigoPool.com, Inc.	100%
BlueWater Technologies, LLC	65%
Terratek, Inc.	100%
Kyrogen USA, LLC	75%
WesternGeco, LLC	100%
WesternGeco OCS, LLC	100%
WesternGeco Resources, Inc.	100%
Schlumberger Seismic, Inc.	100%
Schlumberger NYL, Inc.	100%
Water Management Consultants, Inc.	100%
Schlumberger Water Services USA, Inc.	100%
LHS Group, Inc.	100%
Schlumberger (Delaware) Inc.	100%
Seymour Lake Insurance Company	100%
STC Funding, LLC	100%
Schlumberger Resources, LLC	100%

Acquisition	Date	Details
Assets of K&M Technology, Inc.	May, 2008	Assets only – did not acquire the legal entitiy
IndigoPool.com, Inc.	June, 2008	Assets only – did not acquire the legal entitiy as
Staag Imaging, LP	June, 2008	Acquired by WesternGeco LLC. (6/27/08 Staag Imaging, LP Merged into westernGeco LLC, dissolved & merged Staag Management, Inc. Formerly owned by Staag Imaging, LP)
6/30/08 GSY-USA, Inc.	June, 2008	Contributed to WesternGeco LLC by Schlumberger
8/1/08 GSY-USA, Inc.	August, 2008	Merged into WesternGeco, LLC.
Note: In August, 2008, a non U.S. Schlumberger legal entity bought 49% of Saxon Drilling. The U.S. operations of Saxon Drilling are not a part of the STC legal results.

SLB Subsidiaries Directly or Indirectly Held by STC’s U.S. Affiliates
Smith International, Inc.
Dyna-Drill Technologies LLC
Omni Seals, Inc.
MegaStir Technologies LLC
At-Balance Americas LLC
M-I L.L.C.
Wilson Industries, LP
Thomas Energy Services, LLC
E&P Wireline Services, LLC
Pathfinder Energy Services , LLC
Wireline Control Systems, LLC
Madden Systems, Inc.